UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                         (Amendment No. 8 )*

                       M.D.C. Holdings, Inc.
                         (Name of Issuer)

                           Common Stock
                 (Title and Class of Securities)

                          552 676 108
                         (CUSIP Number)












     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13G

CUSIP No.  552 676 108                               Page 2 of 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Manufacturers Life Insurance Company
           IRS #  38-0788610

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

           5    SOLE VOTING POWER

                      1,726,666

           6    SHARED VOTING POWER

                      0

           7    SOLE DISPOSITIVE POWER

                      1,726,666

           8    SHARED DISPOSITIVE POWER

                      0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,726,666

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.6 %

12   TYPE OF REPORTING PERSON*
         IC







                                             Page 3 of 5 pages


Item 1(a)       Name of Issuer:

                MDC Holdings, Inc.



Item 1(b)       Address of Issuer's Principal Executive Offices:

                3600 South Yosemite Street
                Suite 900, Denver, Colorado 80237


Item 2(a)       Name of Person Filing:

                The Manufacturers Life Insurance Company


Item 2(b)       Address of Principal Business Office, or, if None,
                Residence:

                200 Bloor Street East
                Toronto, Ontario
                Canada  M4W 1E5


Item 2(c)       Citizenship:

                Federal Canadian Corporation


Item 2(d)       Title of Class of Securities:

                Common Stock


Item 2(e)       CUSIP Number:

                552 676 108


Item 3          Statement Filed Pursuant to Rule 13d-1 (b):

                (c) The person filing is an Insurance Company as defined in Section 3(a)(19) of the Act.

                                           Page 4 of 5 pages


Item 4         Ownership: (as of December 31, 1996)

               (a)   Amount Beneficially Owned ..................
                     1,726,666 shares of Common Shares

               (b)   Percent of Class ..... 9.6% of Common Shares

               (c)   Number of shares as to which person has:

                     (i)    Sole Power to Vote or Direct
                            the Vote ..................  1,726,666

                     (ii)   Shared Power to Vote or Direct
                            the Vote ....................   0

                     (iii)  Sole Power to Dispose or to
                            Direct the Disposition of..  1,726,666

                     (iv)   Shared Power to Dispose or to
                            Direct the Disposition of....   0



Item 5         Ownership of Five Percent or Less of a Class:

               N/A


Item 6         Ownership of More Than Five Percent on Behalf of
               Another Person:

               N/A


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the
               Company:

               N/A


Item 8         Identification and Classification of Members of the
               Group:

               N/A


Item 9         Notice of Dissolution of Group:

               N/A




                                           Page 5 of 5 pages


Item 10        Certification:


              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


               Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          THE MANUFACTURERS LIFE INSURANCE COMPANY


DATE:  2/11/97            By:     /s/ Mark Schmeer


                          Name:    Mark Schmeer

                          Title:   Investment V.P. - U.S. Equities